



Exhibit 99.2

Associated Estates Realty Corporation

Third Quarter 2003
Earnings Release and Supplemental Financial Data

The Residence at White River
3861 Gable Lane Drive
Indianapolis, IN 46228

Tel: (317) 328-8800
Web Site: www.residenceatwhiteriver.com

The Residence at White River offers a selection of one, two, and three bedroom apartments nestled among a natural wooded setting. Amenities include oversized windows, cathedral ceilings, in-suite washer and dryer, 24-hour fitness club, individual entry alarms, ceramic-surround tubs, woodburning fireplaces, and more.

Associated Estates Realty Corporation
5025 Swetland Court
Richmond Heights, Ohio 44143-1467

Phone: (216) 261-5000
Fax: (216) 289-9600
Web Site: www.aecrealty.com

Investor contact: Barbara E. Hasenstab
Vice President of Investor Relations
and Corporate Communications
(216) 797-8798
IR@aecrealty.com

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements of the Company's supplemental information, including trends which might appear, should not be taken as indicative of future operations. This news release may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks of construction including cost overruns, contractor defaults and contractor delays.

associated estates communities
service satisfaction value

Associated Estates Realty Corporation
Third Quarter 2003
Supplemental Financial Data

Table of Contents **Page**

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES THIRD QUARTER RESULTS
Sequential Quarterly Improvement Continues

Cleveland, Ohio - October 30, 2003 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $0.26 per common share (basic and diluted) for the third quarter ended September 30, 2003 compared with a net loss of $0.18 per common share (basic and diluted) for the third quarter ended September 30, 2002.

Funds from operations (FFO) for the quarter were $0.18 per common share (basic and diluted) compared with $0.22 per common share (basic and diluted) for the third quarter of 2002. A reconciliation of net income to FFO is included on page 8.

Total revenues for the third quarter of 2003 were $39,772,000 compared with $42,196,000 in the third quarter of 2002, a decline of 5.7 percent. The decline in revenues reflects the loss of fees and reimbursements associated with fewer assets under management through the company's advisory affiliate and the impact of continued pressure on rents and occupancy in most of the Company's apartment markets.

Segment detail as well as performance by region for the Company's same-store portfolio is included on pages 10 through 15.

Year-to-Date Results

For the nine months ended September 30, 2003, the Company reported a loss of $0.80 per common share (basic and diluted) compared with a loss of $0.04 per common share (basic and diluted) for the nine months ended September 30, 2002. The results for the first three quarters ended September 30, 2003 include a gain of $450,000, or approximately $0.02 per share, on the sale of a joint venture property. This gain is included in the "Equity in net loss of joint ventures" in the Company's financial statements. The results for the first three quarters ended September 30, 2002 include a net gain on property sales of $9,052,000, or approximately $0.47 per share.

FFO for the first nine months of 2003 were $0.49 per common share (basic and diluted) compared with $0.81 per common share (basic and diluted) for the comparable period of 2002.

Total revenues for the first nine months of 2003 were $116,727,000 compared with $124,034,000 for the first nine months of 2002.

Same Store Portfolio

Revenues for the third quarter 2003 attributable to the Company's same store (market-rate) portfolio declined 1.0 percent, and total property operating expenses for the same store (market-rate) portfolio increased 6.9 percent. Net operating income (NOI) declined 8.5 percent compared with the third quarter a year ago. A reconciliation of net operating income to net income is included on page 10.

The average quarterly rent per unit for the same store (market-rate) properties decreased 1.6 percent to $780, while the average net collected rent declined 1.2 percent to $669. Rent concessions averaged $402 per unit leased. Physical occupancy was 93.7 percent at the end of the quarter compared with 91.2 percent at the end of the third quarter of 2002.

Associated Estates Realty Corporation
Reports Third Quarter 2003 Earnings

Same Store Portfolio - Sequential Quarterly Performance

On a sequential quarterly basis, the Company's same store (market-rate) performance improved as follows compared with the second quarter of 2003:

- Revenues increased 1.9 percent
- NOI increased 1.6 percent
- Average net collected rent per unit increased 1.8 percent
- Physical occupancy increased 2.2 percentage points

"We are pleased with the continued sequential improvement in our same-store portfolio performance over the past few quarters, and we expect the trend to continue, resulting in higher FFO per share in the fourth quarter compared with the third quarter," said Jeffrey I. Friedman, Chairman, President and CEO.

Acquisitions, Developments and Dispositions

Leasing activity at a newly constructed 288-unit joint venture development in Orlando, Florida, has been brisk, with occupancy currently at 72 percent. Stabilized occupancy (93 percent) is targeted for the first quarter of 2004.

On October 17, the Company sold its interest in Berkley Manor, a 252-unit joint venture property in Cranberry Township, Pennsylvania. The gain on the sale of this property will be reflected in the Company's fourth quarter results.

Associated Estates Realty Corporation
Financial and Operating Highlights
For the Three and Nine Months Ended September 30, 2003
(Unaudited; in thousands, except per share and ratio data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
OPERATING INFORMATION	2003	2002	2003	2002
Total revenues	$ 39,772	$ 42,196	$ 116,727	$124,034
Property revenues	$ 35,595	$ 35,881	$ 104,711	$105,062
Funds From Operations (FFO) [1]	$ 3,585	$ 4,301	$ 9,420	$ 15,610
FFO per share:				
Basic	$ 0.18	$ 0.22	$ 0.49	$ 0.81
Diluted	$ 0.18	$ 0.22	$ 0.49	$ 0.81
Funds Available for Distribution (FAD) [2]	$ 1,019	$ 2,390	$ 5,752	$ 11,534
Net (loss) income applicable to common shareholders	$ (4,947)	$ (3,431)	$ (15,556)	$ (768)
Per share:				
Basic	$ (0.26)	$ (0.18)	$ (0.80)	$ (0.04)
Diluted	$ (0.26)	$ (0.18)	$ (0.80)	$ (0.04)
Dividends per share	$ 0.17	$ 0.25	$ 0.51	$ 0.75
Payout ratio - FFO	94.4%	113.6%	104.1%	92.6%
Payout ratio - FAD	340.0%	208.3%	170.0%	125.0%
Common dividends - paid	$ 3,311	$ 4,869	$ 9,929	$ 14,606
Preferred dividends - paid	$ 1,371	$ 1,371	$ 4,114	$ 4,113
Service companies expenses	$ 937	$ 1,916	$ 2,759	$ 4,463
General and administrative expense	$ 1,566	$ 1,830	$ 4,845	$ 5,387
Interest expense [3]	$ 9,885	$ 10,025	$ 29,739	$ 29,969
Interest coverage ratio [4]	1.53:1	1.54:1	1.49:1	1.61:1
Fixed charge coverage ratio [5]	1.36:1	1.37:1	1.32:1	1.43:1
General and administrative expense to property revenue	4.4%	5.1%	4.6%	5.1%
Interest expense to property revenue	27.8%	27.9%	28.4%	28.5%
Total NOI [6]	17,376	18,458	51,133	57,361
Property NOI [7]	16,952	18,360	50,030	55,602
ROA [8]	7.5%	8.2%	7.5%	8.2%
Same-store market rate revenue decrease	(1.0)%	(2.7)%	(2.6)%	(1.7)%
Same-store market rate expense increase	6.9%	4.9%	7.4%	2.2%
Same-store market rate NOI decrease	(8.5)%	(9.2)%	(11.7)%	(4.7)%
Same-store market rate operating margins	47.0%	50.9%	48.5%	53.3%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

(3) Excludes amortization of financing fees of $288 and $875 for the three and nine months 2003, respectively, and $300 and $928 for the three and nine months 2002, respectively.

(4) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs.

(5) Represents interest expense and preferred stock dividend payment coverage.

(6) NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company evaluates the performance of its reportable segments based on NOI. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service companies at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

(7) Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. The Company considers property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

(8) ROA is calculated as trailing twelve month property NOI divided by average gross real estate assets.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2003
(Unaudited; in thousands, except per share and ratio data)

	September 30, 2003	December 31, 2002
MARKET CAPITALIZATION DATA		
Net real estate investments	$ 666,183	$ 683,058
Total assets	$ 713,675	$ 735,303
Total debt	$ 545,139	$ 540,498
Minority interest	$ 2,172	$ 2,972
Preferred stock	$ 56,250	$ 56,250
Total shareholders' equity	$ 125,519	$ 150,865
Common shares outstanding	19,479	19,474
Share price, end of period	$ 6.52	$ 6.75
Total market capitalization[1]	$ 764,254	$ 760,857
Debt to total assets	76.4%	73.5%

(1) Includes our share of unconsolidated debt of $35,862 and $32,659 as of September 30, 2003 and December 31, 2002, respectively.

Associated Estates Realty Corporation
Financial and Operating Highlights
Third Quarter 2003

PORTFOLIO INFORMATION		No. of
	Properties	Units
Company Portfolio:		
Directly owned:		
Affordable Housing	12	1,246
"Same Store" Market Rate	62	15,828
Joint ventures [1]	5	1,491
Third party managed	29	6,457
Total Company Portfolio	108	25,022

(1) On October 17, 2003, a 252 unit 49.0% owned joint venture property partnership interest was sold.

Associated Estates Realty Corporation
Condensed Consolidated Balance Sheets
Third Quarter 2003
(Unaudited; dollar amounts in thousands)

	September 30, 2003	December 31, 2002
ASSETS		
Real estate assets		
Investment in real estate	$ 917,308	$ 910,540
Construction in progress	6,628	5,868
Less: accumulated depreciation	(257,753)	(233,350)
Real estate, net	666,183	683,058
Cash and cash equivalents	3,450	900
Restricted cash	10,100	13,326
Other assets	33,942	38,019
	$ 713,675	$ 735,303
LIABILITIES AND SHAREHOLDERS' EQUITY		
Secured debt	$ 545,034	$ 540,393
Unsecured debt	105	105
Total indebtedness	545,139	540,498
Accounts payable and accrued expenses	40,845	40,968
Total liabilities	585,984	581,466
Operating partnership minority interest	2,172	2,972
Shareholders' equity		
Preferred shares, Class A cumulative, without par value;		
3,000,000 authorized; 225,000 issued and outstanding	56,250	56,250
Common shares, without par value, $.10 stated value; 50,000,000		
authorized; 22,995,763 issued and 19,478,894 and 19,473,576		
outstanding at September 30, 2003 and December 31, 2002, respectively	2,300	2,300
Paid-in capital	279,027	279,039
Accumulated distributions in excess of accumulated net income	(180,283)	(154,798)
Less: Treasury shares, at cost, 3,516,869 and 3,522,187 shares		
at September 30, 2003 and December 31, 2002, respectively	(31,775)	(31,926)
Total shareholders' equity	125,519	150,865
	$ 713,675	$ 735,303

Associated Estates Realty Corporation
Consolidated Statements of Operations
Three and Nine Months Ended September 30, 2003 and 2002
(Unaudited; dollar and share amounts in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
REVENUE				
Rental income	$ 34,811	$ 35,124	$ 102,345	$ 102,917
Fee income and reimbursements	3,494	5,589	10,295	17,222
Other income	1,467	1,483	4,087	3,895
Total revenue	39,772	42,196	116,727	124,034
EXPENSES				
Property operating and maintenance	18,643	17,521	54,681	49,460
Depreciation and amortization	8,743	8,887	26,185	25,829
Direct property management and service companies expenses	3,168	5,668	9,379	15,921
Painting services and charges	586	549	1,534	1,292
General and administrative	1,566	1,830	4,845	5,387
Interest expense	10,172	10,231	30,614	30,482
Total expenses	42,878	44,686	127,238	128,371
(Loss) income before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	(3,106)	(2,490)	(10,511)	(4,337)
Gain on disposition of properties	-	-	-	216
Equity in net loss of joint ventures	(454)	(423)	(873)	(1,053)
Minority interest in operating partnership	(16)	(74)	(58)	(299)
(Loss) income before income from discontinued operations	(3,576)	(2,987)	(11,442)	(5,473)
Income from discontinued operations				
Operating loss	-	(28)	-	(18)
Gain on disposition of properties	-	955	-	8,836
Income from discontinued operations	-	927	-	8,818
Net (loss) income	(3,576)	(2,060)	(11,442)	3,345
Preferred share dividends	(1,371)	(1,371)	(4,114)	(4,113)
Net (loss) income applicable to common shares	$ (4,947)	$ (3,431)	$ (15,556)	$ (768)
Earnings per common share - basic:				
(Loss) income before income from discontinued operations	$ (0.26)	$ (0.23)	$ (0.80)	$ (0.50)
Income from discontinued operations	-	0.05	-	0.46
Net (loss) income applicable to common shares	$ (0.26)	$ (0.18)	$ (0.80)	$ (0.04)
Earnings per common share - diluted:				
(Loss) income before income from discontinued operations	$ (0.26)	$ (0.23)	$ (0.80)	$ (0.50)
Income from discontinued operations	-	0.05	-	0.46
Net (loss) income applicable to common shares	$ (0.26)	$ (0.18)	$ (0.80)	$ (0.04)
Funds From Operations (FFO) [1]	$ 3,585	$ 4,301	$ 9,420	$ 15,610
Funds Available For Distribution (FAD) [2]	$ 1,019	$ 2,390	$ 5,752	$ 11,534
Weighted average shares outstanding - basic	19,404	19,364	19,397	19,335
Weighted average shares outstanding - diluted	19,404	19,364	19,397	19,335

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
CALCULATION OF FFO AND FAD	2003	2002	2003	2002
Net (loss) income applicable to common shares	$ (4,947)	$ (3,431)	$ (15,556)	$ (768)
Add: Depreciation - real estate assets	8,032	7,994	24,086	23,877
Depreciation - real estate assets - joint ventures	401	309	1,056	936
Amortization of joint venture deferred costs	21	-	50	-
Amortization of intangible assets	78	384	234	617
Less: Gain on disposition of properties	-	(955)	(450)	(9,052)
Funds From Operations (FFO) [1]	3,585	4,301	9,420	15,610
Add: Depreciation - other assets	633	580	1,865	1,632
Depreciation - other assets - joint ventures	54	26	192	84
Amortization of deferred financing fees	288	300	876	928
Amortization of deferred financing fees - joint ventures	28	14	71	30
Less: Fixed asset additions [2]	(3,471)	(2,822)	(6,530)	(6,612)
Fixed asset additions - joint ventures [2]	(98)	(9)	(142)	(138)
Funds Available for Distribution (FAD) [3]	$ 1,019	$ 2,390	$ 5,752	$ 11,534
Weighted average shares outstanding - basic	19,404	19,364	19,397	19,335
Weighted average shares outstanding - diluted	19,404	19,364	19,397	19,335
PER SHARE INFORMATION:				
FFO - basic	$ 0.18	$ 0.22	$ 0.49	$ 0.81
FFO - diluted	$ 0.18	$ 0.22	$ 0.49	$ 0.81
Dividends	$ 0.17	$ 0.25	$ 0.51	$ 0.75
Payout ratio - FFO	94.4%	113.6%	104.1%	92.6%
Payout ratio - FAD	340.0%	208.3%	170.0%	125.0%

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions and only reflects the Company's prorata share of recurring joint venture capital additions.

(3) The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Associated Estates Realty Corporation
Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures
(In thousands, except estimated GAAP useful life and cost per unit)

	Estimated GAAP Useful Life (Years)	Nine Months Ended September 30, 2003 Amount	Cost Per Unit[1]
OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE			
Repairs and maintenance[2]		$ 11,273	$ 660
Maintenance personnel labor cost[2]		5,644	331
Total Operating Expenses Related to Repairs and Maintenance		16,917	991
CAPITAL EXPENDITURES			
Recurring Capital Expenditures			
Amenities	5	145	8
Appliances	5	657	38
Building improvements[3]	14	1,532	90
Carpet and flooring	5	2,538	149
HVAC and mechanicals	15	516	30
Landscaping and grounds	14	542	32
Office/model	5	13	1
Suite improvements	5	84	5
Miscellaneous	5	41	2
Total Recurring Capital Expenditures - Properties		6,068	355
Corporate capital expenditures[4]		462	27
Total Recurring Capital Expenditures		6,530	382
Total Recurring Capital Expenditures and Repairs and Maintenance		$ 23,447	$ 1,373
Total Recurring Capital Expenditures		$ 6,530	
Investment/Revenue Enhancing Expenditures:			
Build out Retail Space	30	66	
Underground parking garage [5]	30	2,962	
Total Investment/Revenue Enhancing Expenditures		3,028	
Non-recurring Expenditures - Siding replacement [5]	30	227	
Grand Total Capital Expenditures		$ 9,785	

(1) Calculated using 17,074, including 1,246 affordable housing and 15,828 same store (market-rate).

(2) Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3) Includes primarily building exterior work, exterior painting and new roofs.

(4) Includes upgrades to computer hardware and software as well as corporate office furniture and fixtures.

(5) Related to a single market-rate asset.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Three Months Ended September 30, 2003				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 33,240	$ 2,355	$ 4,177	$ 39,772
Expenses	(21)	17,625	1,039	3,754	22,397
NOI [(1)]	21	15,615	1,316	423	17,375
Depreciation and amortization	-	7,953	309	481	8,743
General and administrative	-	1,452	114	-	1,566
Interest expense	-	10,118	1	53	10,172
	-	19,523	424	534	20,481
Income (loss) before gain on disposition of properties, equity in net (loss) income of joint ventures, minority interest and income from discontinued operations	21	(3,908)	892	(111)	(3,106)
Gain on disposition of properties	-	-	-	-	-
Equity in net (loss) income of joint ventures	(241)	(216)	3	-	(454)
Minority interest in operating partnership	-	-	-	(16)	(16)
(Loss) income before income from discontinued operations	(220)	(4,124)	895	(127)	(3,576)
Income from discontinued operations	-	-	-	-	-
Net (loss) income	(220)	(4,124)	895	(127)	(3,576)
Preferred share dividends	-	(1,213)	(88)	(70)	(1,371)
Net (loss) income applicable to common shares	$ (220)	$ (5,337)	$ 807	$ (197)	$ (4,947)
Weighted average shares outstanding - basic					19,404
Weighted average shares outstanding - diluted					19,404
FFO per share - basic	$ -	$ 0.13	$ 0.05	$ -	$ 0.18
FFO per share - diluted	$ -	$ 0.13	$ 0.05	$ -	$ 0.18

	Three Months Ended September 30, 2002				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ -	$ 33,563	$ 2,318	$ 6,315	$ 42,196
Expenses	(11)	16,492	1,040	6,217	23,738
NOI [(1)]	11	17,071	1,278	98	18,458
Depreciation and amortization	(10)	7,836	305	756	8,887
General and administrative	-	1,696	134	-	1,830
Interest expense	-	10,149	3	79	10,231
	(10)	19,681	442	835	20,948
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	21	(2,610)	836	(737)	(2,490)
Gain on disposition of properties	-	-	-	-	-
Equity in net loss of joint ventures	(149)	(267)	(7)	-	(423)
Minority interest in operating partnership	-	-	-	(74)	(74)
(Loss) income before income from discontinued operations	(128)	(2,877)	829	(811)	(2,987)
Income from discontinued operations	927	-	-	-	927
Net income (loss)	799	(2,877)	829	(811)	(2,060)
Preferred share dividends	(76)	(1,125)	(83)	(87)	(1,371)
Net income (loss) applicable to common shares	$ 723	$ (4,002)	$ 746	$ (898)	$ (3,431)
Weighted average shares outstanding - basic					19,364
Weighted average shares outstanding - diluted					19,364
FFO per share - basic	$ (0.01)	$ 0.20	$ 0.05	$ (0.02)	$ 0.22
FFO per share - diluted	$ (0.01)	$ 0.20	$ 0.05	$ (0.02)	$ 0.22

(1) The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
Segment Information
(Unaudited, in thousands, except per share data)

	Nine Months Ended September 30, 2003				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 5,794	$ 91,888	$ 7,029	$ 12,016	$ 116,727
Expenses	4,142	47,310	3,229	10,913	65,594
NOI [1]	1,652	44,578	3,800	1,103	51,133
Depreciation and amortization	355	23,482	923	1,425	26,185
General and administrative	399	4,092	354	-	4,845
Interest expense	587	29,843	4	180	30,614
	1,341	57,417	1,281	1,605	61,644
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	311	(12,839)	2,519	(502)	(10,511)
Gain on disposition of properties	-	-	-	-	-
Equity in net loss of joint ventures	(399)	(425)	(49)	-	(873)
Minority interest in operating partnership	-	-	-	(58)	(58)
(Loss) income before income from discontinued operations	(88)	(13,264)	2,470	(560)	(11,442)
Income from discontinued operations	-	-	-	-	-
Net (loss) income	(88)	(13,264)	2,470	(560)	(11,442)
Preferred share dividends	(218)	(3,432)	(264)	(200)	(4,114)
Net (loss) income applicable to common shares	$ (306)	$ (16,696)	$ 2,206	$ (760)	$ (15,556)
Weighted average shares outstanding - basic					19,397
Weighted average shares outstanding - diluted					19,397
FFO per share - basic	$ 0.02	$ 0.33	$ 0.16	$ (0.02)	$ 0.49
FFO per share - diluted	$ 0.02	$ 0.33	$ 0.16	$ (0.02)	$ 0.49

	Nine Months Ended September 30, 2002				
	Acquisitions/ Dispositions	Same Store Market Rate	Affordable Housing	Management and Service Operations	Total
Revenue	$ 3,598	$ 94,466	$ 6,998	$ 18,972	$ 124,034
Expenses	2,232	44,086	3,142	17,213	66,673
NOI [1]	1,366	50,380	3,856	1,759	57,361
Depreciation and amortization	127	23,139	927	1,636	25,829
General and administrative	444	4,550	393	-	5,387
Interest expense	(385)	30,305	193	369	30,482
	186	57,994	1,513	2,005	61,698
Income (loss) before gain on disposition of properties, equity in net loss of joint ventures, minority interest and income from discontinued operations	1,180	(7,614)	2,343	(246)	(4,337)
Gain on disposition of properties	216	-	-	-	216
Equity in net loss of joint ventures	(755)	(284)	(14)	-	(1,053)
Minority interest in operating partnership	-	-	-	(299)	(299)
Income (loss) before income from discontinued operations	641	(7,898)	2,329	(545)	(5,473)
Income from discontinued operations	8,818	-	-	-	8,818
Net income (loss)	9,459	(7,898)	2,329	(545)	3,345
Preferred share dividends	(195)	(3,396)	(252)	(270)	(4,113)
Net income (loss) applicable to common shares	$ 9,264	$ (11,294)	$ 2,077	$ (815)	$ (768)
Weighted average shares outstanding - basic					19,335
Weighted average shares outstanding - diluted					19,335
FFO per share - basic	$ 0.07	$ 0.59	$ 0.15	$ -	$ 0.81
FFO per share - diluted	$ 0.07	$ 0.59	$ 0.15	$ -	$ 0.81

(1) The Company evaluates the performance of its reportable segments based on NOI. NOI is determined by deducting property operating and maintenance expenses, direct property management and service companies expenses and painting service expense from total revenues. The Company considers NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service operations at the property and management and service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

Associated Estates Realty Corporation
"Same Store" Market Rate Data
Operating Results for the Last Five Quarters
(Unaudited, in thousands, except unit totals and per unit amounts)

	Quarter Ended				
	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002	September 30, 2002
Revenues					
Rental	$ 32,460	$ 31,821	$ 31,047	$ 31,788	$ 32,809
Other income	780	784	790	747	754
Total Revenue	33,240	32,605	31,837	32,535	33,563
Property Operating and Maintenance Expenses					
Personnel	4,923	4,548	4,309	4,372	4,589
Advertising	667	689	652	739	667
Utilities	2,104	1,883	2,702	2,044	2,183
Repairs and maintenance	3,987	3,833	3,015	2,916	3,713
Real estate taxes and insurance	4,478	4,838	4,530	3,661	4,029
Other operating	1,466	1,440	1,413	1,477	1,311
Total Expenses	17,625	17,231	16,621	15,209	16,492
Net Operating Income	$ 15,615	$ 15,374	$ 15,216	$ 17,326	$ 17,071
Operating Margin	47.0%	47.2%	47.8%	53.3%	50.9%
Total Number of Units	15,828	15,828	15,828	15,828	15,828
NOI Per Unit	$ 987	$ 971	$ 961	$ 1,095	$ 1,079
Average Net Collected Per Unit [1]	$ 669	$ 657	$ 643	$ 659	$ 677
Physical Occupancy - End of Period [2]	93.7%	91.5%	89.5%	87.4%	91.2%
Average Economic Occupancy [3]	85.7%	82.9%	80.6%	82.7%	85.4%

(1) Represents gross potential rents less vacancies and allowances.

(2) Is defined as number of units occupied divided by total number of units.

(3) Is defined as potential rent less vacancies and concessions divided by potential rent.

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
Three and Nine Months Ended September 30, 2003 and 2002

		Three Months Ended September 30,			
		2003		2002	
REVENUE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Revenue	Change	Revenue
Arizona	204	7.2%	1.1%	(19.9)%	1.1%
Florida	1,128	0.3%	9.2%	(3.2)%	9.1%
Georgia	706	(4.3)%	3.8%	(4.7)%	3.9%
Indiana	836	(4.1)%	5.4%	(1.7)%	5.6%
Metro D.C.	667	0.5%	6.2%	5.1%	6.1%
Michigan	2,888	(2.4)%	18.7%	(4.3)%	19.0%
North Carolina	276	5.1%	1.6%	(10.9)%	1.5%
Ohio - Central Ohio	3,135	2.6%	18.9%	(4.6)%	18.3%
Ohio - Northeastern Ohio	4,186	(2.7)%	24.6%	0.4%	25.1%
Ohio - Northeastern - Congregate Care	170	(3.0)%	1.0%	(6.5)%	1.0%
Ohio - Toledo, Ohio	1,060	(1.8)%	6.0%	(5.0)%	6.0%
Pennsylvania	468	2.5%	2.6%	(4.7)%	2.5%
Texas	104	(2.2)%	0.9%	6.4%	0.8%
Total "Same Store" Market Rate	15,828	(1.0)%	100.0%	(2.7)%	100.0%

		Three Months Ended September 30,			
		2003		2002	
EXPENSE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Expense	Change	Expense
Arizona	204	(21.4)%	1.2%	37.9%	1.6%
Florida	1,128	9.9%	9.6%	(3.9)%	9.4%
Georgia	706	(0.2)%	4.5%	(3.6)%	4.9%
Indiana	836	8.5%	5.3%	3.4%	5.2%
Metro D.C.	667	11.2%	4.5%	(3.5)%	4.3%
Michigan	2,888	0.7%	16.9%	9.3%	17.9%
North Carolina	276	15.1%	1.5%	5.8%	1.4%
Ohio - Central Ohio	3,135	7.5%	17.5%	3.0%	17.4%
Ohio - Northeastern Ohio	4,186	9.4%	28.6%	7.8%	28.0%
Ohio - Northeastern - Congregate Care	170	(26.7)%	1.1%	(3.4)%	1.6%
Ohio - Toledo, Ohio	1,060	14.4%	5.4%	12.3%	5.0%
Pennsylvania	468	30.1%	3.0%	7.1%	2.4%
Texas	104	9.5%	0.9%	2.2%	0.9%
Total "Same Store" Market Rate	15,828	6.9%	100.0%	4.9%	100.0%

		Three Months Ended September 30,			
		2003		2002	
NOI GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	NOI	Change	NOI
Arizona	204	93.0%	1.1%	(64.5)%	0.5%
Florida	1,128	(9.5)%	8.7%	(2.6)%	8.8%
Georgia	706	(10.7)%	2.9%	(6.5)%	3.0%
Indiana	836	(14.8)%	5.5%	(5.7)%	5.9%
Metro D.C.	667	(5.1)%	8.1%	10.4%	7.8%
Michigan	2,888	(5.0)%	20.7%	(13.6)%	20.0%
North Carolina	276	(3.9)%	1.6%	(22.1)%	1.5%
Ohio - Central Ohio	3,135	(1.8)%	20.6%	(10.3)%	19.2%
Ohio - Northeastern Ohio	4,186	(17.2)%	20.2%	(7.2)%	22.3%
Ohio - Northeastern - Congregate Care	170	72.1%	0.9%	(15.4)%	0.5%
Ohio - Toledo, Ohio	1,060	(13.1)%	6.6%	(14.3)%	6.9%
Pennsylvania	468	(22.3)%	2.2%	(13.2)%	2.6%
Texas	104	(11.4)%	0.9%	10.0%	1.0%
Total "Same Store" Market Rate	15,828	(8.5)%	100.0%	(9.2)%	100.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
Three and Nine Months Ended September 30, 2003 and 2002

		Nine Months Ended September 30,			
REVENUE GROWTH		2003		2002	
Region	No. of	%	% of	%	% of
	Units	Change	Revenue	Change	Revenue
Arizona	204	(3.6)%	1.2%	(12.9)%	1.2%
Florida	1,128	(2.1)%	9.2%	(0.3)%	9.1%
Georgia	706	(4.1)%	3.8%	(7.1)%	3.9%
Indiana	836	(5.0)%	5.5%	2.3%	5.6%
Metro D.C.	667	0.0%	6.2%	5.4%	6.0%
Michigan	2,888	(3.1)%	18.7%	(5.1)%	18.8%
North Carolina	276	(5.9)%	1.5%	(10.9)%	1.5%
Ohio - Central Ohio	3,135	(0.2)%	18.7%	(2.8)%	18.3%
Ohio - Northeastern Ohio	4,186	(3.4)%	24.7%	2.6%	24.9%
Ohio - Northeastern - Congregate Care	170	(2.8)%	1.0%	(11.3)%	1.0%
Ohio - Toledo, Ohio	1,060	(4.9)%	6.1%	(3.1)%	6.2%
Pennsylvania	468	(1.6)%	2.6%	(6.7)%	2.5%
Texas	104	(0.3)%	0.8%	10.4%	1.0%
Total "Same Store" Market Rate	15,828	(2.6)%	100.0%	(1.7)%	100.0%

		Nine Months Ended September 30,			
		2003		2002	
EXPENSE GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	Expense	Change	Expense
Arizona	204	(6.6)%	1.2%	18.4%	1.4%
Florida	1,128	11.7%	9.5%	(7.7)%	9.1%
Georgia	706	1.1%	4.8%	0.6%	5.1%
Indiana	836	20.9%	5.8%	8.7%	5.1%
Metro D.C.	667	12.7%	4.4%	(1.2)%	4.2%
Michigan	2,888	2.5%	16.6%	4.8%	17.4%
North Carolina	276	10.6%	1.5%	(1.1)%	1.4%
Ohio - Central Ohio	3,135	4.0%	17.2%	2.2%	17.7%
Ohio - Northeastern Ohio	4,186	7.3%	28.2%	2.1%	28.2%
Ohio - Northeastern - Congregate Care	170	(1.0)%	1.8%	7.3%	1.9%
Ohio - Toledo, Ohio	1,060	14.7%	5.4%	6.7%	5.1%
Pennsylvania	468	23.7%	2.8%	5.8%	2.5%
Texas	104	9.5%	0.8%	0.4%	0.9%
Total "Same Store" Market Rate	15,828	7.4%	100.0%	2.2%	100.0%

		Nine Months Ended September 30,			
		2003		2002	
NOI GROWTH					
Region	No. of	%	% of	%	% of
	Units	Change	NOI	Change	NOI
Arizona	204	0.4%	1.1%	(35.5)%	1.0%
Florida	1,128	(14.5)%	8.9%	7.6%	9.2%
Georgia	706	(12.6)%	2.8%	(17.4)%	2.8%
Indiana	836	(25.1)%	5.1%	(2.1)%	6.1%
Metro D.C.	667	(6.4)%	8.1%	9.1%	7.6%
Michigan	2,888	(7.5)%	21.1%	(11.7)%	20.1%
North Carolina	276	(19.8)%	1.4%	(17.7)%	1.6%
Ohio - Central Ohio	3,135	(3.9)%	20.4%	(6.8)%	18.8%
Ohio - Northeastern Ohio	4,186	(16.0)%	20.8%	3.3%	21.9%
Ohio - Northeastern - Congregate Care	170	(10.8)%	0.3%	(58.7)%	0.3%
Ohio - Toledo, Ohio	1,060	(17.5)%	6.7%	(8.5)%	7.2%
Pennsylvania	468	(23.4)%	2.2%	(15.4)%	2.6%
Texas	104	(7.7)%	1.1%	19.6%	0.8%
Total "Same Store" Market Rate	15,828	(11.7)%	100.0%	(4.7)%	100.0%

Associated Estates Realty Corporation
"Same-Store" Market Rate Data
As of September 30, 2003 and September 30, 2002

RENTAL

	No. of Units	Average Age[4]	Net Rent Collected per Unit [1]			Physical Occupancy [2]		Turnover Ratio [3]	
			Q3 2003	Q3 2002	% Change	Q3 2003	Q3 2002	Q3 2003	Q3 2002
Arizona	204	14	$ 620	$576	7.6%	93.6%	83.8%	74.5%	58.8%
Florida	1,128	7	880	884	(0.5)%	93.8%	90.9%	60.6%	77.0%
Georgia	706	16	582	601	(3.2)%	90.9%	87.8%	58.4%	62.9%
Indiana	836	8	704	727	(3.2)%	95.8%	93.4%	77.5%	81.8%
Metro D.C.	667	17	1,002	1,004	(0.2)%	95.8%	96.9%	49.7%	59.3%
Michigan	2,888	13	686	701	(2.1)%	96.1%	92.9%	69.0%	75.8%
North Carolina	276	9	605	581	4.1%	96.7%	84.1%	39.1%	65.2%
Ohio - Central Ohio	3,135	11	652	637	2.4%	96.7%	92.4%	62.4%	77.6%
Ohio - Northeastern Ohio	4,186	16	592	616	(3.9)%	91.6%	90.6%	69.3%	72.0%
Ohio - Northeastern - Congregate	170	21	678	701	(3.3)%	71.2%	64.1%	18.8%	28.2%
Ohio - Toledo, Ohio	1,060	22	596	608	(2.0)%	90.3%	91.7%	65.7%	78.5%
Pennsylvania	468	17	603	596	1.2%	89.7%	84.6%	91.5%	66.7%
Texas	104	10	906	947	(4.3)%	94.2%	100.0%	65.4%	30.8%
Total/Average "Same Store"									
Market Rate	15,828	14	$ 669	$ 677	(1.2)%	93.7%	91.2%	65.8%	73.0%

(1)   Represents gross potential rents less vacancies and allowances.

(2)   Represents physical occupancy at the end of the quarter.

(3)   Represents the number of units turned over for the period, divided by the number of units in the region, annualized.

(4)   Age shown in years.

Associated Estates Realty Corporation
Debt Structure and Share Analysis as of September 30, 2003
(Dollar and share amounts in thousands)

	Balance Outstanding September 30, 2003	Percentage of Total Debt	Weighted Average Interest Rate
FIXED RATE			
Unsecured	$ 105	0.0%	6.9%
Secured	482,391	88.6%	7.7%
Total fixed rate debt	482,496	88.6%	7.7%
VARIABLE RATE DEBT			
Secured lines of credit	4,900	0.9%	2.8%
Secured	57,743	10.5%	4.4%
Total variable rate debt	62,643	11.4%	4.3%
TOTAL DEBT	$ 545,139	100.0%	7.3%
Interest coverage ratio [1]	1.49:1		
Fixed charge coverage ratio [2]	1.32:1		
Weighted average maturity	5.8 years		

SCHEDULED PRINCIPAL MATURITIES			
	Unsecured	Secured	Total
2003	$ -	$ -	$ -
2004[3]	105	22,482	22,587
2005	-	28,580	28,580
2006	-	11,625	11,625
2007	-	83,567	83,567
Thereafter	-	398,780	398,780
Total	$ 105	$ 545,034	$ 545,139

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
CAPITALIZED INTEREST				
Interest capitalized	$ -	$ (231)	$ (29)	$ (827)
INTEREST RATE SWAP				
Amortization of termination fee [4]	$ (119)	$ (119)	$ (357)	$ (357)
Interest rate swap expense	(231)	(178)	(664)	(247)
Total	$ (350)	$ (297)	$ (1,021)	$ (604)

(1) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs.

(2) Represents interest expense and preferred stock and restricted stock dividend payment coverage.

(3) Includes the scheduled maturity on one of the Company's line of credit, the outstanding balance of which was $4.9 million at September 30, 2003.

(4) On December 11, 2000, the Company executed termination agreements for two swaps. The Company received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the swaps through 2007, at the rate of $39,693 per month or $476,317 per year.

Associated Estates Realty Corporation
Joint Venture Summary Data
For the Three and Nine Months Ended September 30, 2003 and 2002
(Unaudited, dollar amounts in thousands)

Balance Sheet Data	September 30, 2003	December 31, 2002
Real estate, net	$ 99,509	$ 91,046
Other assets	3,502	2,077
	$ 103,011	$ 93,123
Amount payable to the Company	$ -	$ 112
Mortgage payable	80,741	68,852
Other liabilities	1,792	3,238
Equity	20,478	20,921
	$ 103,011	$ 93,123

Beneficial Interest in Operations	Three Months Ended September 30,		Nine Months Ended September 30,	
	2003	2002	2003	2002
Revenue	$ 1,233	$ 840	$ 3,354	$ 4,004
Cost of operations	780	567	2,130	2,802
Revenue less cost of operation	453	273	1,224	1,202
Interest income	1	2	2	5
Interest expense	(404)	(362)	(1,180)	(1,242
Depreciation - real estate assets	(401)	(309)	(1,056)	(936)
Depreciation - other	(54)	(26)	(192)	(84)
Amortization of deferred costs	(21)	-	(50)	-
Amortization of deferred financing fees	(28)	(14)	(71)	(30)
Discontinued Operations:				
Results of operations	-	13	-	32
Gain on sale of property	-	-	450	-
Net income (loss)	(454)	(423)	(873)	(1,053)
Add:				
Depreciation - real estate assets	401	309	1,056	936
Amortization of deferred costs	21	-	50	-
Less:				
Gain on sale of property	-	-	(450)	-
Funds From Operations (FFO) [1]	$ (32)	$ (114)	$ (217)	$ (117)

Summary of Debt	Number of Units	At 100%	AERC's Prorata Share	Maturity Date
Lakeshore Village (50.0% Affordable Housing)	108	$ 3,809	$ 1,904	11/1/2023
Berkley Manor (49.0% Market Rate) [2]	252	19,510	9,560	12/16/2003
Idlewylde Phase I (49.0% Market Rate)	308	16,897	8,280	5/31/2005
Idlewylde Phase II (49.0% Market Rate) [3]	535	24,943	12,222	12/10/2003
Courtney Chase (24.0% Market Rate) [4]	288	15,582	3,896	6/1/2005
Total joint venture debt	1,491	$ 80,741	$ 35,862	

(1) The Company defines FFO as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted, however, that certain other real estate companies may define FFO in a different manner.
(2) Partnership interest was sold on October 17, 2003.
(3) The Company has guaranteed the payment of the total loan which is for a maximum of $30.0 million.
(4) The Company has guaranteed the payment of the total loan which is for a maximum of $15.8 million.